Mail Stop 3561
via fax (918) 251-6052

March 24, 2010

Kenneth A. Chymiak
Chief Executive Officer
Addvantage Technologies Group, Inc.
1221 E. Houston
Broken Arrow, Oklahoma 74012

   Re: **Addvantage Technologies Group, Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2009
       Filed December 17, 2009
       File No. 001-10799

Dear Mr. Chymiak:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Jennifer Thompson
            Accounting Branch Chief